

December 30, 2010

Fu HaiMing
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **China Century Dragon Media, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 23, 2010**
> **File No. 333-166866**

Dear Mr. Fu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 58

Advertising Packages, page 61

1. We note your response to comment four in our letter dated December 15, 2010; however, you still disclose that you receive "rights" in exchange for your advances. Explain the specific "rights" you receive in exchange for your unallocated advances that are different from the business advantages you discuss. Include a risk factor regarding the possibility of loss of the non-refundable, unallocated advances in the event you do not later come to an agreement to purchase advertising time from a supplier. Highlight that these non-refundable, unallocated advances have been significant at year-end in the past.

       You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
       Melissa A. Brown, Esq.
       K&L Gates LLP
       Via facsimile: (310) 552-5001